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                                December 20, 2004



VIA EDGAR AND COURIER
---------------------

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 4-4
Washington, D.C. 20549-0404

         Re:      Orleans Homebuilders, Inc. (the "Company")
                  Form 10-K for FYE June 30, 2004, filed August 26, 2004


Dear Mr. Cash:

         This letter responds to the comments in your letter to the Company, dated December 7, 2004. The comments in your letter relate to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

Form 10-K for the Year Ended June 30, 2004
------------------------------------------

MD&A - New Orders and Backlog

     1. We note your response to our previous comment 1. We read that cancellations as a percentage of gross new orders have been fairly consistent over the past few years (13%, 11% and 15%) and that you have been able to quickly resell all cancelled homes at prices above the original sales price. However, given the volatility of the housing market and the importance of backlog as a predictor of future results, we believe that it is important to provide your readers with insight into the potential risk represented by ongoing cancellations of new orders. To provide increased transparency into your business, and to help your readers view your company through the eyes of management, in future filings, please disclose the cancellation rates for the last three fiscal years. We will not object to you also disclosing that thus far you have been able to quickly resell all cancelled homes at prices above the original sales price.

         RESPONSE: The Company will disclose in future filings on Form 10-K the cancellation rates of new orders for the preceding three fiscal years.

     2. We note from your response to our previous comment 1 that you anticipate that approximately 6% to 7% of the contracts included in the backlog at June 30, 2004 will be cancelled prior to settlement. This cancellation rate seems unusually low given historical cancellations rates of the past three fiscal years of 11% to 15%. Please provide us a more detailed explanation of why you anticipate such a low cancellation rate for the June 30, 2004 backlog. In future filings, if you have a significant increase or decrease in your cancellation rates, such as this appears to be, please discuss the impact of the change on cancellations on backlog.



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John Cash
December 20, 2004
Page 2


         RESPONSE: The Company does not anticipate a significant increase or decrease in the cancellation rate of new orders for the fiscal year ending June 30, 2005 from the cancellation rate of new orders over the previous three fiscal years. However, the Company expects a low cancellation rate as it applies to the June 30, 2004 backlog, as some previous months' cancellations have already taken place and are no longer in backlog. For example, the new orders in the backlog at June 30, 2004 that are expected to be delivered in July 2004 have a significantly lower cancellation probability than the new orders in the backlog at June 30, 2004 that are expected to be delivered in December 2004. Given the aforementioned, the Company applies a probability of cancellation to the orders in backlog, based on the month each order was received. Based on this calculation, it was determined that the cancellation rate of the new orders in backlog at June 30, 2004 will be less than the historical cancellation rate of new orders.

         As noted in the response to comment 1, the Company will disclose in future filings on Form 10-K the cancellation rate of new orders for the preceding three fiscal years. Additionally, the Company will discuss in future filings on Form 10-K any significant increases or decreases in the cancellation rates of new orders.

Closing Comments
----------------

         The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at you earliest convenience. Thank you very much.



                                        Sincerely,



                                        Joseph A. Santangelo
                                        Treasurer and Chief Financial Officer


Enclosures

cc:  Nathan Cheney
     Jennifer Thompson